FocusShares TRUST	FocusShares Trust 210 Summit Avenue Suite C-11 Montvale, New Jersey 07645 Phone: 201.930.8500 x7001 Email: eliik@focusshares.com

June  9, 2011

Via EDGAR

Securities and Exchange Commission
Washington, DC  20549

Re:	Rule 477 Request by FocusShares Trust (File Nos. 333-146327 and 811-22128) (“Registrant”) to Withdraw Registration Statements with respect to FocusShares Target Date Funds

Ladies and Gentlemen,

The Registrant requests, pursuant to Rule 477 of the Securities Act of 1933, the withdrawal of the following registration statements filed with the Securities and Exchange Commission in connection with FocusShares Progressive Principal Protection 2015 Target Date Fund, FocusShares Progressive Principal Protection 2020 Target Date Fund, FocusShares Progressive Principal Protection 2025 Target Date Fund, FocusShares Progressive Principal Protection 2030 Target Date Fund, FocusShares Progressive Principal Protection 2035 Target Date Fund, and FocusShares Progressive Principal Protection 2040 Target Date Fund (together, the “FocusShares Target Date Funds”):

Filing	Filing Date	EDGAR Accession Number

Form 485APOS	2009-02-27	0001144204-09-011263

Form 485APOS	2009-05-04	0001144204-09-023780

Form 485BXT	2009-07-09	0001144204-09-036625

Form 485BXT	2009-08-14	0001144204-09-043293

Form 485BXT	2009-09-15	0001144204-09-048469

Form 485BXT	2009-10-15	0001144204-09-053065

Form 485BXT	2009-11-13	0001144204-09-058579

Form 485BXT	2009-12-14	0001144204-09-064338

Form 485BXT	2010-01-12	0001144204-10-001530

Form 485BXT	2010-02-10	0001144204-10-006424

Securities and Exchange Commission
June  9, 2011

Filing	Filing Date	EDGAR Accession Number

Form 485BXT	2010-03-15	0001144204-10-013293

Form 485BXT	2010-04-09	0001144204-10-019213

Form 485BXT	2010-05-11	0001144204-10-026157

Form 485BXT	2010-06-10	0001144204-10-032773

Form 485BXT	2010-07-12	0001144204-10-037495

Form 485BXT	2010-08-13	0001144204-10-043315

Form 485BXT	2010-09-13	0001144204-10-048995

Form 485BXT	2010-10-13	0001144204-10-053520

Form 485BXT	2010-11-15	0001144204-10-059961

Form 485BXT	2010-12-13	0001144204-10-065987

Form 485BXT	2011-01-11	0001144204-11-001795

Form 485BXT	2011-02-14	0001144204-11-007883

Form 485BXT	2011-03-14	0001144204-11-014414

Form 485BXT	2011-04-13	0001144204-11-021624

Form 485BXT	2011-05-13	0001144204-11-028756

The Registrant is requesting withdrawal of the registration statements of the FocusShares Target Date Funds because it no longer intends to offer shares of FocusShares Target Date Funds, and has eliminated such series of shares.  No securities were issued or sold pursuant to the offering.  Accordingly, the Registrant believes that withdrawal of the registration statements of the FocusShares Target Date Funds is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Securities and Exchange Commission
June  9, 2011

If you have any questions concerning the foregoing, please feel free to contact me at 201-930-8500 with any questions.

Sincerely yours,

FocusShares Trust

By:     /s/ Erik Liik

Erik Liik
President